                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-50697


                                SONIC SOLUTIONS
                          PROSPECTUS SUPPLEMENT NO. 3

     The attached prospectus, dated April 29, 1998 (the "Prospectus") relates to the resale of shares of Common Stock of the Company issuable upon conversion of shares of Series C Preferred Stock owned by the Selling Stockholder (the "Shares"), which such Selling Stockholder acquired pursuant to a Private Securities Subscription Agreement between the Company and the Selling Stockholder dated as of March 31, 1998 (the "Subscription Agreement"). On October 30 and November 2, 1998, the Company issued to the selling stockholder a total of 125,435 shares of Common Stock of the Company by way of conversion of 125,000 shares of Series C Preferred Stock. On February 3, 4, 5, 8 and 9, 1999, the Company issued to the Selling Stockholder a total of 42,672 shares of Common Stock of the Company by way of conversion of 42,500 shares of Series C Preferred Stock. On September 22, 1999, the Company issued to the selling stockholder a total of 15,207 shares of Common Stock of the Company by way of conversion of 15,000 shares of Series C Preferred Stock.

     Also attached are the previous prospectus supplements to the Prospectus dated November 5, 1998 and March 5, 1999. See "Selling Stockholders" in the Prospectus which is hereby updated by this Prospectus Supplement, as follows:

                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock by the Selling Stockholder as of September 30, 1999. Because a Selling Stockholder may sell some or all of the Shares offered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the actual amount of Shares that will be held by the Selling Stockholder after completion of such distribution. See "Plan of Distribution".

                                       Common Stock                     Common           Common Stock
                                     Beneficially Owned                 Stock         Beneficially Owned
                                    Prior to Offering(1)              to be sold        After Offering
                                    --------------------              ----------        --------------

                                  Number        Percent(2)                           Number      Percent(2)
                                  ------        ----------                           ------      ----------

Hambrecht & Quist Guaranty......  585,706             5.7%               271,760     313,946          3.0%
  Finance LLC
  One Bush Street
  San Francisco, CA 94104

TOTALS:.........................  585,706             5.7%               271,760    313,946           3.0%

----------

(1) In addition to the Shares, the Selling Stockholder is deemed to beneficially own (i) 250,000 shares of Common Stock issuable upon conversion of additional shares of Series C Preferred Stock that Selling Stockholder acquired pursuant to a subscription agreement between the Company and the Selling Stockholder dated as of October 15, 1999, in accordance with the conversion rate set forth in such agreement,
     (ii) 160,100 shares of Common Stock issuable upon exercise of warrants held by such Selling Stockholder (see "Description of Capital Stock") and (iii) 222 shares of Common Stock.

(2) Applicable percentage of ownership is based on 10,331,864 shares of Common Stock outstanding as of September 30, 1999.

     The Shares offered hereby by the Selling Stockholder were or are to be acquired by way of conversion of the Series C Preferred Stock which such Selling Stockholder acquired pursuant to the Subscription Agreement. Under the Subscription Agreement, the Selling Stockholder represented to the Company that it was acquiring the shares of Series C Preferred Stock from the Company without any present intention of effecting a distribution of those shares. However, in accordance with the Subscription Agreement, the Company agreed to register the underlying shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Selling Stockholder, for resale by the Selling Stockholder to permit such resales from time to time in the market or in privately-negotiated transactions. The Company will prepare and file such amendments and supplements to the registration statement as may be necessary in accordance with the rules and regulations of the Securities Act to keep it effective for a period of approximately two years.

     The Company has agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement.

                                ----------------

         The date of this Prospectus Supplement is October 18, 1999.

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